UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.__)*

Beamr Imaging Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.05 per share
(Title of Class of Securities)

M1R79L 104
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.__ M1R79L 104

(1)	Names of reporting persons
Sharon Carmel

(2)	Check the appropriate box if a member of a group (see instructions)
(a) ☐
(b) ☐

(3)	SEC use only

(4)	Citizenship or place of organization
Israel

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power
3,693,190

(6) Shared voting power
---

(7) Sole dispositive power
3,693,190

(8) Shared dispositive power
---

(9)	Aggregate amount beneficially owned by each reporting person
3,693,190

(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions)

(11)	Percent of class represented by amount in Row (9)
28.30% (1)

(12)	Type of reporting person (see instructions)
IN

(1)	Based on 13,051,343 ordinary shares, par value NIS 0.05 per share, issued and outstanding as of December 31, 2023.

ITEM 1(A) NAME OF ISSUER: Beamr Imaging Ltd., a company organized under the laws of the State of Israel.

ITEM 1(B) ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES: 10 HaManofim Street Herzeliya, 4672561, Israel

ITEM 2 (A) NAME OF PERSON FILING: Sharon Carmel, Chief Executive Officer

ITEM 2 (B) ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE: 10 HaManofim Street Herzeliya, 4672561, Israel

ITEM 2 (C) CITIZENSHIP: Israel

ITEM 2 (D) TITLE OF CLASS OF SECURITIES: Ordinary shares, par value NIS 0.05 per share

ITEM 2 (E) CUSIP NO.: M1R79L 104

ITEM 4. OWNERSHIP

(a) Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).

(b) Percent of class: See the response(s) to Item 11 on the attached cover page(s).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

(ii) Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

(iii) Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

(iv) Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

ITEM 5. OWNERSHIP OF 5 PERCENT OR LESS OF A CLASS.

Not applicable.

ITEM 6. OWNERSHIP OF MORE THAN 5 PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Not applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP.

Not applicable.

ITEM 10. CERTIFICATIONS

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 13, 2024

Signature.	/s/ Sharon Carmel
Name/Title.	Sharon Carmel

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